

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

<u>Via E-mail</u>
Thomas J. Lynch
Chief Executive Officer
Frederick's of Hollywood Group, Inc.
6255 Sunset Blvd.
Hollywood, CA 90028

> **Re:    Frederick's of Hollywood Group, Inc.**
> **Form 10-K for Fiscal Year Ended July 28, 2012**
> **Filed October 26, 2012**
> **File No. 001-05893**

Dear Mr. Lynch:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 28, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 16

1.    You disclose that total store sales for the year ended July 28, 2012 decreased compared to the prior fiscal year; however, "comparable" store sales increased. Please clarify whether or not you include e-commerce sales in your comparable store sales metric. To the extent e-commerce sales is included in this metric and has had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will revise future filings to present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us with a draft of the disclosures you propose to include in future filings.

2.  You disclose on page 34 that you recognized $5.2 million of inventory markdowns in 2012 compared to $1.2 million of inventory markdowns in 2011. Please tell us the factors that lead to these inventory markdowns and why they increased significantly during 2012. Please provide draft disclosure to be included in future filings that tells us whether these markdowns are a part of an inventory reduction initiative and if so, the steps, if any, you plan to implement in future periods to reduce inventory further, the effect these efforts or continued efforts have had or will have on operations and liquidity and the extent to which current market conditions may result in further adjustments to your inventory value.

Notes to Consolidated Financial Statements, page 31

Note 8.  Series A Convertible Preferred Stock Transactions, page 40

3.  With regard to the warrants issued in connection with your May 2012 Preferred Stock Offering,  please provide us proposed revised disclosure to be included in future filings that discusses the key terms of the warrants, including any anti-dilution provisions. To the extent your warrants include anti-dilution provisions, please tell us how you determined that liability treatment for these warrants was not appropriate. Refer to ASC 815-40.

4.  We note your Preferred Stock has a conversion feature that adjusts if the company sells stock at a price below the conversion price. Tell us how you considered this feature when determining that the preferred stock is indexed to the Company's common stock, specifically addressing how you evaluated the requirements of ASC 815-40-15 with respect to the embedded conversion feature of the convertible preferred shares.

5.  We note your recent announcement on Form 8-K filed on March 20, 2013 that you issued Series B Convertible Preferred Stock with warrants. Please tell us how you plan to account for the preferred stock, the embedded conversion feature and the freestanding warrants and how your accounting will be in accordance with ASC 815.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining